Exhibit 2.2

English Translation of a Chinese Document

EXECUTION VERSION

Dated February 4, 2015

MA ZHUMEI and Sole Elite Group Limited

Share Exchange Agreement

167509.00002

This agreement is made on February 4, 2015.

Between:

1	MA ZHUMEI of Jinjiang Economic Development Zone, Fujian PRC (the HK Shareholder); and

2	Sole Elite Group Limited, whose registered office is situated at NovaSage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, PO Box 2582, Grand Cayman KY1-1103, Cayman Islands, a company organised and existing under the laws of the Cayman Islands with registration number 294640 (Cayman Co).

Recitals:

A	The HK Shareholder is the legal and beneficial owner of all of the issued shares in Max Regal Holdings Limited, a company incorporated in Hong Kong Special Administrative Region (HKSAR) with company number 2150195 (HK Co.).

B	It is proposed that the HK Shareholder will transfer all the issued shares in HK Co, being 100 shares in HK Co (the HK Shares), to Cayman Co, in exchange for the certain new shares to be issued by Cayman Co, fully paid, to the existing shareholders of the Cayman Company (the Cayman Shareholders, and each a Cayman Shareholder) under the direction of the HK Shareholder as set out in Schedule 1. As a result, each of the Cayman Shareholders will be allotted further shares in Cayman Co, and Cayman Co will in turn hold 100% of shares in HK Co.

C	Accordingly, it is intended that, pursuant to the terms of this Agreement, the HK Shareholder will transfer the HK Shares to Cayman Co, in consideration for the issuance and allotment by Cayman Co to each Cayman Shareholder of such number of shares in Cayman Co, fully paid, as set out opposite their name in Schedule 1 (the Cayman Shares).

It is agreed:

1	Interpretation

1.1	In this Agreement:

Business Day means any day, not being a Saturday, a Sunday or a public holiday, when the licensed banks of the Cayman Islands and Hong Kong are open for business;

Completion means completion of the transfer of the HK Shares and the issue of the Cayman Shares pursuant to this Agreement;

Completion Date means the date of this Agreement;

Encumbrance has the meaning prescribed to it under Clause 5.1(a).

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1.2	In this Agreement, unless the context otherwise requires:

(a)	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to any party shall, where relevant, be deemed to be references to or to include, as appropriate, their respective permitted successors, assigns or transferees;

(c)	references to Recitals and Clauses and sub-divisions of them are references to the Recitals and Clauses of this Agreement and sub-divisions of them respectively;

(d)	references to any enactment include references to such enactment as re-enacted, amended or extended and any subordinate legislation made from time to time under it;

(e)	references to a person include any individual, company, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

(f)	any reference to indemnifying any person against any circumstance includes indemnifying and holding that person harmless from all actions, claims, demands and proceedings of any nature from time to time made against that person and all losses, damages, payments, awards, costs or expenses made, suffered or incurred by that person as a consequence of, or which would not have arisen but for, that circumstance;

(g)	references to US$ are references to the currency of the United States of America; and

(h)	headings are inserted for convenience only and shall be ignored in construing this Agreement.

1.3	The Recitals and Schedule to this Agreement form part of this Agreement.

2	Exchange of shares

2.1	On and subject to the terms of this Agreement, the HK Shareholder shall transfer as legal and beneficial owner the HK Shares that she holds and Cayman Co shall acquire all the HK Shares on and with effect from Completion, in each case free from all charges, liens, equities, encumbrances, claims or restrictions whatsoever and together with all rights which are now, or at any time hereafter may become, attached to them (including without limitation the right to receive all dividends and distributions declared, made or paid on or after the Completion Date).

2.2	Cayman Co shall not be obliged to complete the acquisition of any of the HK Shares unless the transfer to it of all the HK Shares is completed simultaneously and if such transfer is not completed on the Completion Date then Cayman Co shall be entitled to rescind this Agreement without liability of any kind on its part, but without prejudice to its rights in respect of any pre-existing breach of the terms hereof, including any breach giving rise to such right to rescind.

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3	Consideration

3.1	In consideration for the transfer of the HK Shares, Cayman Co shall issue and allot the Cayman Shares, fully paid, to each Cayman Shareholder in accordance with Schedule 1.

4	Completion

4.1	Subject to the provisions of this Clause, Completion shall take place on the Completion Date.

4.2	On Completion, the HK Shareholder shall cause to be delivered to Cayman Co:

(a)	an instrument of transfer and bought and sold notes duly executed by the HK Shareholder as transferor of all the HK Shares that she holds in favour of Cayman Co, together with the share certificate(s) issued to the HK Shareholder relating to such shares;

(b)	a duly signed application for shares from each Cayman Shareholder in respect of the Cayman Shares addressed to Cayman Co; and

(c)	such other documents (including any power of attorney under which any document required to be delivered under this Clause has been executed and any waivers or consents) as Cayman Co may require to enable it to be registered as the holder of the HK Shares.

4.3	On Completion, HK Co shall cause written resolutions of the sole director and written resolutions of the sole shareholder of HK Co duly passed at which the transfer of the HK Shares shall be approved for registration, subject to stamping.

4.4	On Completion, Cayman Co shall procure the issuance and allotment to the Cayman Shareholders of the Cayman Shares as set out opposite their name in Schedule 1.

4.5	At any time on or after the Completion Date, the HK Shareholder shall (and shall procure each Cayman Shareholder to) take all reasonable steps to execute such documents, and take such further action, as Cayman Co may reasonably require for the purpose of giving effect to the provisions of this Agreement.

5	Representations and Warranties by the HK Shareholder

5.1	The HK Shareholder hereby represents and warrants to Cayman Co as of the date hereof as follows:

(a)	the HK Shares are transferred free from all charges, liens, equities, encumbrances, claims or restrictions whatsoever (the "Encumbrances") and together with all rights which are now, or at any time hereafter may become, attached to them;

(b)	the execution, delivery and performance by the HK Shareholder of this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute, a default under any agreement, representation, commitment, guarantee, assurance or instrument by which the HK Shareholder has executed and is bound, or (ii) result in any violation of any statute or any order, rule or regulation, any judgment or order or sanctions of the court or competent authority;

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(c)	the HK Shareholder is the sole legal and beneficial owner of the relevant HK Shares free from all Encumbrances and is entitled to transfer (or procure the transfer of) the full ownership of the HK Shares to Cayman Co on the terms of this Agreement;

(d)	the HK Shareholder has obtained all other governmental, statutory, regulatory or other consents, licences or authorisations (as applicable) required to empower it to enter into and perform its obligations under this Agreement;

(e)	the HK Shares constitute all the issued shares in HK Co. No person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in HK Co. All the HK Shares are fully paid or properly credited as fully paid and there is no liability to pay any additional contributions on the HK Shares;

(f)	HK Co is a not a party to any litigation, arbitration or administrative proceedings which are in progress, threatened or pending by or against or concerning it or any of its assets and the HK Shareholder is not aware of any circumstances which are likely to give rise to any such proceedings; and

(g)	the HK Shareholder is not subject to any proceedings in relation to any compromise or arrangement with creditors or bankruptcy proceedings concerning the HK Shareholder and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the HK Shareholder and no event has occurred to give the right to enforce such security.

6	Notices

6.1	Any notice or other communication to be given under this Agreement shall be in writing, shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party, posted by pre-paid airmail/first class/registered post addressed to that party at such address, or sent by facsimile transmission to a machine situated at such address and shall if:

(a)	personally delivered, be deemed to have been received at the time of delivery;

(b)	posted, be deemed to have been received on the fifth Business Day after the date of posting; or

(c)	sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee,

Provided that where, in the case of delivery by hand or facsimile transmission, delivery or transmission occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 am on the next following Business Day.

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6.2	For the purposes of this Clause the authorised address of each party shall be the address set out at the heading of this Agreement or such other address as that party may notify to the others in writing from time to time in accordance with the requirements of this Clause.

7	Severance

7.1	If any provision of this agreement is held to be illegal, invalid or unenforceable under the laws of any jurisdiction:

(a)	the legality, validity and enforceability of the remainder of this Agreement shall not be affected;

(b)	the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected;

(c)	such illegal, void or unenforceable provision shall be deemed to be severable from any other provision of this Agreement; and

(d)	the parties shall negotiate in good faith to agree the terms of a mutually acceptable and satisfactory alternative provision in place of the provision so deleted.

7.2	Without derogating from the preceding clause, the parties agree to negotiate in good faith the terms of an alternative provision in the relevant jurisdiction in place of the deleted provision.

8	Waiver

8.1	A waiver of any right, power, or remedy under this agreement must be in writing signed by the party granting it. It may be given subject to any conditions the grantor thinks fit. The fact that a party fails to do, or delays in doing, something the party is entitled to do under this agreement does not amount to a waiver.

8.2	A waiver is only effective in relation to the particular obligation or breach in respect of which it is given. It is not to be taken as an implied waiver of any other obligation or breach or as an implied waiver of that obligation or breach in relation to any other occasion.

9	Entire agreement and variation

9.1	This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the parties and supersedes all prior representations, agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement.

9.2	No variation, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.

10	Miscellaneous

10.1	Each of the parties hereto shall execute and deliver all such instruments and other documents and take all such actions as are reasonably required in order to give full effect to the provisions of this Agreement.

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10.2	This Agreement may not be assigned by either party without the written consent of the other.

10.3	This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same document.

11	Third Party Rights

11.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Law, 2014 of the Cayman Islands to enforce any of its terms.

12	Governing law and jurisdiction

12.1	This Agreement is governed by the law of the Cayman Islands.

12.2	The parties submit to the non-exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this agreement. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

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EXECUTION

Executed as an agreement on the date that first appears.

The HK Shareholder

MA ZHUMEI /s/ Ma Zhumei	) ) )

Cayman Co.

For and on behalf of SOLE ELITE GROUP LIMITED By: MA ZHUMEI Title: Director /s/ Ma Zhumei	) ) )

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